CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$	266,389
Accounts receivable:		
Broker-dealer 12b(1) fees		212,302
Prepaid expenses		42,997
Total current assets		521,688
PROPERTY:		
Office furniture and equipment		157,113
Leasehold improvements		46,944
Total		204,057
Less accumulated depreciation and amortization		162,786
Property, net		41,271
DEPOSITS		3,729
TOTAL ASSETS	$	566,688
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and other accrued liabilities	$	15,060
MEMBERS' EQUITY		551,628
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	566,688

See notes to financial statements.